WILSON GREATBATCH TECHNOLOGIES, INC.



nvesting



FOR

LEADERSHIP



AND GROWTH



2003 ANNUAL REPORT

ABOUT WILSON GREATBATCH TECHNOLOGIES

Wilson Greatbatch Technologies, Inc. is a leader in the development, design and manufacture of critical components primarily serving the markets for implantable devices used in cardiac rhythm management. Principal medical products include batteries, capacitors, EMI (electro-magnetic interference) filtered feedthroughs, molded connector assemblies, coated electrode products and device enclosures which represent 88% of our total annual sales. Remaining sales are from non-medical power sources which include specialty batteries primarily for the natural gas/oil industry.

TABLE OF CONTENTS

Financial Highlights

(in thousands, except per share data)					
Fiscal Year	**2003**	**2002**	**2001**	**2000**	**1999**
OPERATIONS					
Sales	$ 216,365	$ 167,296	$ 135,575	$ 97,790	$ 79,235
Gross Profit	89,828	70,898	60,859	42,344	38,178
Operating income	38,200	25,906	22,252	14,400	12,449
Net income (loss)	23,288	14,631	8,597	(548)	(2,272)
Diluted net earnings (loss) per common share	1.08	0.68	0.43	(0.04)	(0.18)
Diluted weighted average shares outstanding	21,534	21,227	19,945	14,434	12,491
CASH FLOW AND BALANCE SHEET					
Cash flow from operations	$ 54,801	$ 27,810	$ 21,455	$ 18,160	$ 8,992
Working capital	170,455	40,204	61,596	15,079	17,621
Total assets	438,243	312,251	283,520	181,647	189,779
Total debt	171,778	85,000	74,000	33,602	132,402
Total liabilities	202,903	105,388	94,676	45,813	143,372
Total stockholder's equity	235,340	206,863	188,844	135,834	46,407
RATIO ANALYSIS AND OTHER					
Debt, net of cash, to total capitalization	10%	28%	12%	20%	72%
Current ratio	8.13	2.42	2.85	2.01	2.12
Inventory turns	4.0	3.0	3.5	4.1	3.1
Number of employees	1,431	1,378	1,152	834	734
Number of registered shareholders	269	278	233	87	NA

One of the great privileges in my role at Wilson Greatbatch Technologies, Inc. is communicating to our shareholders in this annual letter. This year in particular, there is much news to share and I once again embrace this opportunity.

First and foremost, 2003 has been a record year financially. As the preceding "highlights" page illustrates, we have once again met or exceeded our goals. Thanks goes to a strong and dedicated workforce, all focused on realizing our "power to do great things."

Our theme this year is "Investment." This is a particularly relevant subject since Wilson Greatbatch Technologies' investments have historically paid significant dividends. We continue to invest for the future. Our overriding considerations are sustained, focused growth and enhanced shareholder value. Wilson Greatbatch Technologies' investments have, and will

continued growth through nvestment

continue to take many different forms, from development of new technologies and advanced training to facilities and acquisitions. We are being very aggressive in our search for new and different opportunities.

In 2003, Wilson Greatbatch Technologies invested in a major corporate realignment with the goal being to present "a single face" to our medical customers while delivering high value in terms of products and services. Whereas in the past we have been organized as a group of individual operating units manufacturing discrete components, Wilson Greatbatch Technologies is now comprised of two business units – medical technology and specialty power sources for non-medical applications. On the medical side, our new structure sparks exciting synergies previously unrealized. Leveraging within component product lines, as well as across component product lines, allows us to offer our customers integrated systems, as single source solutions, never before available to the market. By adding value in this way, we are able to capitalize on product platforms already in place as well as create a more fertile environment for developing new ones. This fresh capability further cements customer relationships and inspires innovation, initiating new partnerships, products and opportunities.

On the new technologies front, 2003 has been a banner year full of exciting developments. Our first generation Quasar battery is poised to become the new "industry standard." This is a very significant product that further enhances Wilson Greatbatch Technologies' position as the predominant developer and manufacturer of implantable batteries for medical devices. Wilson Greatbatch Technologies' Quasar technology, combined with our wet tantalum capacitor, provides performance advantages our customers require. This is only one example of our ability and potential to leverage across technologies to provide customers with valuable new

Wilson Greatbatch Technologies' investments have, and will continue to take many different forms, from developing new technologies and advanced training to facilities and acquisitions.

LETTER TO

shareholders

FROM THE

OFFICE OF THE

Chairman



investment is critical to our strategy for growth

Quasar is another example of commitment to significant innovation solutions. Our latest hybrid molded connector assembly provides another value added product to our customers and further advances our integrated systems approach to the market. Our filtering inductor slab and integrated filtered feedthrough technologies now provide enhanced protection from EMI (electro-magnetic interference). This supplies an important added measure of security in our customer's products.

Our level of growth, and that which we anticipate for our future, is only possible through change, improvement and investment in our infrastructure. These initiatives, to date, have included the assembly of a strong and talented management team, sharing a common goal and vision, the commencement of the installation of a company wide integrated ERP (Enterprise Resource Planning) business platform, increased commitment to the expansion of the Six Sigma program, new lean manufacturing imple-

continued growth through  nvestment

mentation, a philosophy and practice of continuous improvement and the certification of all company wide operations to ISO 9001-2000 standards.

Our message is focused. Wilson Greatbatch Technologies is a company on the move with a clear vision of its future. We will continue to develop and produce important products through our own newly enhanced Research and Development capabilities as well as by forming partnerships and strategic alliances. We will be aggressive in acquiring technology that provides market leadership. We are already looking to the next generation of capacitors, power sources and filtering technologies in order to meet customer requirements. In addition, we will continue to build our infrastructure by next initiating bold new manufacturing approaches specifically designed to Six Sigma criteria.

At this time last year, I closed my annual report letter by stating our challenges for 2003 as continuing to focus on our customers and operational efficiency, and investing in our infrastructure to support growth initiatives. I am pleased with the strong progress we have made toward those ambitious goals in 2003. We have addressed our challenges on all counts. We can not and will not rest on our laurels. There is much work to do. We will continue to strengthen our infrastructure, advance technology and build on our customer base. We will meet these challenges with the same enthusiasm and resolve we have shown in the past.

I want to thank everyone – our associates, shareholders, customers and partners for your support in 2003. I look forward to sharing our continued story of success as we move ahead.

Edward F. Voboril - Chairman, President and CEO

Wilson Greatbatch Technologies is a company on the move with a clear vision of its future.

We will be aggressive in acquiring technology that provides market leadership.





LETTER TO shareholders FROM THE OFFICE OF THE Chairman

o now provide
integrated solutions
s a milestone

Extremely well positioned
as a major participant in
the growing CRM market

Since the 1970's, and the introduction of the first lithium battery chemistries, through the late 90's and to the present, with the acquisition and unification of discrete technologies into major platforms for growth, Wilson Greatbatch Technologies has initiated a host of profound and successful investments in technology, people, facilities and infrastructure. There is no better example, in our history, of the rewards of wise investment than the development of our wet tantalum capacitor.

In 1999, one of the boldest and most significant investments in new technology in Wilson Greatbatch Technologies' history would pass from concept to product with the first successful human implant of a defibrillator powered by a truly revolutionary wet tantalum capacitor.

performance through  nvestment

This product has had a positive impact on the CRM industry, our company and the quality of life for thousands of patients. From 1999 through 2003 annual revenues from the wet tantalum capacitor have grown from $2 million to $32 million respectively. Proof positive of the power of vision, commitment and wise investment.

Advanced battery technologies, wet tantalum capacitors, specialty material enclosures, filtered feedthroughs, coated electrode tips and ceramic to metal sealed feedthroughs were not, and are not, minor improvements or simple footnotes in the history of implantable medical devices. They represent quantum leaps in technology that, when introduced by Wilson Greatbatch Technologies, influenced the industry and the products developed.

The following pages detail current investments made by Wilson Greatbatch Technologies. These include exciting new technologies that are ground breaking and significant investment in processes, training, and procedures, as well as facilities, equipment and acquisitions. Our infrastructure and key management have evolved to support the growth we have realized, as well as that which we anticipate. We know that a historic review of our investments would prove that many of them resulted in significant returns. We are also acutely aware that history is just that and we must constantly move forward. We will give ample evidence that we are, and doing it in dynamic and exciting new ways.

Wilson Greatbatch Technologies has initiated a host of profound and successful investments in technology, people, facilities and infrastructure.







OVER THREE

decades

OF GROWTH

....ADVANCING

technologies

AND SAVING LIVES

We will relentlessly
pursue new ways
to add value

Presenting a "single face"
to our customers results in
exciting new opportunities

The lifeblood of a technology driven company is the development and production of significant new products. The year 2003 has been an important year for Wilson Greatbatch Technologies in that respect. Not only are we announcing a major new battery technology, but we are already working on the next generation enhancements of the design. The same is true for the wet tantalum capacitor where we will supplement current models with new designs.

Presently, the EMI that is inescapable in our daily lives and is present with the use of ordinary cell phones and other high-frequency emitters, can have critically dangerous effects on implantable devices. Our new products help safeguard the device and the patient by filtering out the harmful radiation.

An integrated system approach to the market, where we create and then fill important niches is also evident in our product releases. There is justifiable pride in the technology advances of 2003 and excitement as we enter 2004, with the following, outlining significant milestones.



nvesting for life

QUASAR...With this new battery, Wilson Greatbatch Technologies is once again reinventing implantable battery technologies for CRM applications. Significant improvements in critical parameters are all incorporated in Quasar. High rate and medium rate configurations are developed to meet a wide range of applications. With thousands of test cells presently at the advanced test stage, qualified implantable cells will be available to our customers by the end of 2004.

BATTERY/CAPACITOR SYSTEM...Wilson Greatbatch Technologies has now demonstrated the inherent advantage in combining Quasar battery and wet tantalum capacitor technologies in a single unit. Currently in development, these "power systems", when utilized in a packaged power module, will offer significant advantages in shortened charge times and increased device longevity. The packaging efficiencies of this system are expected to provide manufacturing advantages for our customers.

INTEGRATED FILTERED FEEDTHROUGH...Utilizing advanced technology, including a new integral capacitor built into the feedthrough system, provides enhanced protection from EMI interference.

INDUCTOR SLAB...A new product utilizing inductor coils and a composite structure eliminates circuitry components and offers unprecedented protection from electro-magnetic interference for implantable devices.

HYBRID CONNECTOR ASSEMBLY...Again, adding value through an integrated systems approach, this next generation assembly utilizes precision-machined parts and advanced injection molding technologies to provide the customer with a single source solution.

The lifeblood of a technology driven company is the development and production of significant new products.


000017

INTRODUCING

TECHNOLOGICAL

innovations

THAT DRIVE AN

industry

....AGAIN

Offering customers options never before available • • • Safeguarding devices from the ever increasing EMI environment

The growth at Wilson Greatbatch Technologies in 2003 was impressive. On every front we saw significant advances. And while not as high in profile as, for example, new product releases, what has made all of the exciting progress possible is the attention paid to Wilson Greatbatch Technologies' infrastructure. Of course, not all of the activity responsible for our growth took place in 2003, but important aspects were realized last year. In keeping with the theme of investment, however, it must be recognized that wise use of resources, over the past few years, toward building the processes and structures, is paying handsome rewards today. Areas of concentration have included advanced training, new lean manufacturing processes, capital equipment upgrades, facilities expansion and, last but not

building on the  nvestment

least, building a highly motivated, cohesive and talented management team.

As part of our continued commitment to Six Sigma, 2003 saw 8 new black belts added as well as 2 master black belts. In a process-related initiative, we are currently looking at integrating Six Sigma driven manufacturing techniques in order to more fully utilize and optimize the training already in place.

Other highlights include the initiation of a new company wide ERP business platform that will unite the company on a common information technology in 2004. Battery manufacturing cells have been further refined as lean manufacturing practices continue to be instituted. Capacitors saw a major investment in 2003 with the integration of capital equipment that will significantly increase production capability. Additionally, we now have certification of all facilities to ISO 9001-2000 standards. As we look toward the future, our accomplishments in 2003 have further strengthened our resolve to be the best in all that we do. Next year our company will celebrate its 35th anniversary. The innovative spirit of our founder, Mr. Wilson Greatbatch, continues to be an essential element of our corporate culture. That spirit coupled with renewed emphasis on technology and quality leadership is fundamental to our continued success.

Areas of concentration have included advanced training, new lean manufacturing processes, capital equipment upgrades, facilities expansion...


QL-30

setting THE STAGE FOR TOMORROW'S technology

nfrastructure now
in place anticipates
our growth

investment in our people
continues to be our real
advantage

Investment in Research, Development and Engineering has always been integral to our success as a company. The next generation capacitor and Quasar developments are already under way along with exciting new customer proprietary cell designs. While this "in-house" capability is vital, we also recognize that important technologies will also evolve from strategic partnerships, license agreements, and acquisitions. These avenues are actively reviewed and, where appropriate, pursued, and we will continue to be extremely vigorous in this effort.

With 42 patents granted in 2003 and 257 patents issued since 1972, our history of R&D success is well documented and our current status reflects our continued commitment.



nvesting in the future

There are few forces more powerful than talented and energized individuals united by a common vision.

VISION...There are few forces more powerful than talented and energized individuals united by a common vision. Wilson Greatbatch Technologies presently has these individuals. People capable and eager to look beyond where we have been, and where we are, to a future that was difficult to even imagine a few years ago... to look at opportunities leveraged through our unique capabilities outside of the strict CRM markets, and to acquire new technologies that further broaden the horizon.

Currently, we continue to concentrate on being the high value-added partner and supplier of critical solutions to manufacturers of CRM devices. We operate in a universe where innovation, quality and service are among the most important drivers to our customers. Our vision to enhance our position and value to the market is clear, yet a vision is rarely forever and is not granted in exclusivity. While we work toward a common goal, we must be ever vigilant to the direction and rapidity of changes around us. More importantly, we must be wise in our judgements on the influences to ignore, those to focus on, and those to adopt. With our proven track record in these areas and the people and resources in place, the prospects for our future are exciting.


PULL
FORCE FIXTURE

technology

DEVELOPMENT

....OUR

vision

Our 2003 results show strong R&D initiative

We will grow by setting standards in traditional and new markets

Selected Consolidated Financial Data

The following table provides selected financial data of our Company for the periods indicated. You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and with our consolidated financial statements and related notes appearing elsewhere in this report. The consolidated statement of operations data and the consolidated balance sheet data for the periods indicated have been derived from our financial statements and related notes.

(In thousands, except per share data)			December 31,[4]		
Years ended	**2003**	**2002[3]**	**2001[2][5]**	**2000[1][5]**	**1999**
Consolidated Statement of Operations Data:					
Sales	$ 216,365	$ 167,296	$ 135,575	$ 97,790	$ 79,235
Income (loss) before income taxes and cumulative effect of accounting change	$ 33,316	$ 20,965	$ 13,778	$ (876)	$ (2,314)
Income (loss) per share from continuing operations:					
Basic	$ 1.10	$ 0.69	$ 0.44	$ (0.04)	$ (0.14)
Diluted	$ 1.08	$ 0.68	$ 0.43	$ (0.04)	$ (0.14)
Consolidated Balance Sheet Data:					
Working capital	$ 170,455	$ 40,204	$ 61,596	$ 15,079	$ 17,621
Total assets	$ 438,243	$ 312,251	$ 283,520	$ 181,647	$ 89,779
Long-term obligations	$ 78,994	$ 77,040	$ 61,397	$ 30,951	$ 127,623

(1) In August 2000, we acquired the capital stock of Battery Engineering, Inc. (BEI). These amounts include the results of operations of BEI subsequent to its acquisition.

(2) In June 2001, we acquired substantially all of the assets and liabilities of Greatbatch-Sierra. These amounts include the results of operations of Greatbatch-Sierra subsequent to its acquisition.

(3) In July 2002, we acquired the capital stock of Greatbatch-Globe. These amounts include the results of operations of Greatbatch-Globe subsequent to its acquisition.

(4) The Company's fiscal year ends on the Friday closest to December 31. For clarity of presentation, the Company describes all periods as if the year-end is December 31. Fiscal 2002 contained 53 weeks.

(5) We adopted Statement of Financial Accounting Standards (SFAS) No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB 13, and Technical Corrections", at the beginning of fiscal year 2003. Under SFAS No. 145, we are no longer allowed to classify debt extinguishments as extraordinary items in our consolidated financial statements, subject to limited exceptions. Accordingly, amounts previously classified as extraordinary related to debt extinguishments in fiscal 2001and 2000 have been reclassified as components of income (loss) before income taxes.

Management Discussion & Analysis of Financial Condition & Results of Operations

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS REPORT.

We are a leading developer and manufacturer of batteries, capacitors, feedthroughs, enclosures, and other components used in implantable medical devices ("IMDs") through our Implantable Medical Components ("IMC") business. We also leverage our core competencies in technology and manufacturing through our Electrochem Power Solutions ("EPS") business to develop and produce batteries and battery packs for commercial applications that demand high performance and reliability, including oil and gas exploration, oceanographic equipment and aerospace.

Most of the IMC products that we sell are utilized by customers in cardiac rhythm management ("CRM") devices. The CRM market comprises devices utilizing high-rate batteries and capacitors such as implantable cardioverter defibrillators ("ICDs") and cardiac resynchronization therapy with backup defibrillation devices ("CRT-D") and devices utilizing low or medium rate batteries but no capacitors (pacemakers and CRTs). All CRM devices utilize other components such as enclosures and feedthroughs, and certain CRM devices utilize electromagnetic interference ("EMI") filtering technology. The nature and extent of our selling relationships with each CRM customer are different in terms of component products purchased, selling prices, product volumes, ordering patterns and inventory management. Consequently, our sales and gross profit can be significantly affected by our customers' actions. Our EPS sales are derived primarily from sales of batteries and battery packs for use in oil and gas exploration. We also supply batteries to NASA for its space shuttle program and other similarly demanding commercial applications.

A substantial part of our business is conducted with a limited number of customers. Our two largest customers accounted for approximately 66% of consolidated sales in 2003. We have entered into long-term supply agreements with some of our customers. For each of our products, we recognize revenue when the products are shipped and title passes.

We utilize a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31st. For clarity of presentation, the Company describes all periods as if the year-end is December 31st. Fiscal 2002 included 53 weeks.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with United States generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect reported amounts and related disclosures. The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Management considers an accounting estimate to be critical if:

- It requires assumptions to be made that were uncertain at the time the estimate was made; and
- Changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operations, financial position, or cash flows.

Our most critical accounting estimates are described below. We also have other policies that we consider key accounting policies, such as our policies for revenue recognition; however, these policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective.

Balance Sheet Caption/Nature of Critical Estimate Item	Assumptions / Approach Used	Effect of Variations on Key Assumptions Used
Inventories Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.	Inventory standard costing requires complex calculations that include assumptions for overhead absorption, scrap and sample calculations and manufacturing yield estimates. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality.	Variations in methods could have a material impact on the results. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross margins.
Goodwill and other indefinite lived assets Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Other indefinite lived assets such as trademark & names are considered unamortizing intangible assets as they are expected to generate cash flows indefinitely.	We perform an annual review, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill and other indefinite lived assets are impaired. We assess these assets for impairment by comparing the fair value of the reporting units to their carrying value to determine if there is potential impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values as appropriate.	We make certain estimates and assumptions that affect the determination of the expected future cash flows from our goodwill and indefinite lived assets. These estimates and assumptions include sales growth projections, cost of capital projections, and other key indications of future cash flows. Significant changes in these estimates and assumptions could create future impairment losses in either reporting unit.
Long-lived assets Property, plant and equipment, definite-lived intangible assets, and other long-lived assets are carried at cost. This cost is charged to depreciation or amortization expense over the estimated life of the operating assets primarily using straight-line rates.	We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability potential is measured by comparing the carrying amount of the asset to the related total future undiscounted cash flows. If an asset's carrying value is not recoverable through related cash flows, the asset is considered to be impaired. Impairment is measured by comparing the asset's carrying amount to its fair value, based on the best information available, including market prices or discounted cash flow analysis. When it is determined that useful lives of assets are shorter than originally estimated, and there are sufficient cash flows to support the carrying value of the assets, we accelerate the rate of depreciation in order to fully depreciate the assets over their new shorter useful lives.	Estimation of the useful lives of assets that are long-lived requires significant management judgment. Events could occur, including changes in cash flow, that would materially affect our estimates and assumptions related to depreciation. Unforeseen changes in operations or technology could substantially alter the assumptions regarding the ability to realize the return of our investment in operating assets and therefore the amount of depreciation expense to charge against both current and future sales. Also, as we make manufacturing process conversions and other factory planning decisions, we must make subjective judgments regarding the remaining useful lives of assets, primarily manufacturing equipment and building improvements.

Balance Sheet Caption/Nature of Critical Estimate Item	Assumptions / Approach Used	Effect of Variations on Key Assumptions Used
Provision for Income Taxes In accordance with the liability method of accounting for income taxes specified in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", the provision for income taxes is the sum of income taxes both currently payable and deferred. The changes in deferred tax assets and liabilities are determined based upon the changes in differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities as measured by the enacted tax rates that management estimates will be in effect when the differences reverse.	In relation to recording the provision for income taxes, management must estimate the future tax rates applicable to the reversal of tax differences, make certain assumptions regarding whether tax differences are permanent or temporary and the related time of expected reversal. Also, estimates are made as to whether taxable operating income in future periods will be sufficient to fully recognize any gross deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As of December 31 2003, we believe that all of the deferred tax assets recorded on our balance sheet except for $565,000 will ultimately be recovered. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.	Changes could occur that would materially affect our estimates and assumptions regarding deferred taxes. Changes in current tax laws and tax rates could affect the valuation of deferred tax assets and liabilities, thereby changing the income tax provision. Also, significant declines in taxable income could materially impact the realizable value of deferred tax assets. At December 31, 2003 we had $6.1 million of deferred tax assets on our balance sheet. A 1% increase in the effective tax rate would increase the current year provision by $333,000, reducing fully diluted earnings per share by $0.01 based on shares outstanding at December 31, 2003.

During 2003, there were many accomplishments that should further strengthen our position in the marketplace in 2004 and beyond.

- We achieved record financial results with sales growth of 29% and earnings per share growth of 59%.
- We successfully completed a $170.0 million convertible subordinated notes offering.
- We improved our operating leverage as evidenced by the increase in our operating margins to 17.7% in 2003 up from 15.5% last year.
- We signed our third wet tantalum capacitor customer. Three of the five worldwide CRM device manufacturers have now adopted our capacitor technology.

In 2003, we continued to invest in a corporate realignment with the goal being to present "a single face" to our customers. Whereas in the past we have been organized as a group of individual operating units developing, manufacturing and selling discrete components, effective January 1, 2004, we are now comprised of two business units – IMC and EPS.

On the new technologies front is our first generation Quasar implantable power source. This product offering further enhances our market position as a leading developer and manufacturer of implantable batteries for medical devices. Our new Quasar technology, combined with our wet tantalum capacitor, should provide performance advantages our customers require. Our filtering inductor slab and integrated filtered feedthrough technologies provide enhanced protection from EMI (electro-magnetic interference). This supplies an important added measure of security in our customer's products.

We have under taken several initiatives to change and improve our infrastructure. These initiatives, to date, have included additions to our management team, the commencement of the installation of a company wide integrated ERP business platform, increased commitment to the expansion of the Six Sigma program, new lean manufacturing implementation, a philosophy and practice of continuous improvement and the certification of all company wide operations to ISO 9001-2000 standards.

As we look forward into next year, we will focus on a number of critical areas. We will continue to address ways to expand our product offering and customer penetration. Our production operations will be expanded to meet increased capacitor demand and we will continue to focus our efforts on signing the remaining CRM customers to this technology. Significant resources will be spent on our next generation Quasar battery technology and we expect to begin product delivery by year-end. We will continue to leverage our infrastructure over a higher sales base resulting in improved operating margins. The base implementation of our ERP business platform at all locations is scheduled to be completed by the end of the year. And finally, we will continue to look for acquisition opportunities that will strengthen our technological leadership or broaden our product offering.

Our forecasted sales growth is estimated to be lower than experienced in the last two years. In 2004 the Company has begun to see downward pricing pressures on some of its products. However, we expect to expand our operating margins based on increased sales volume, increased leverage of our infrastructure and manufacturing cost reductions. Partially offsetting this growth, are increased costs for the start-up of our new medical production facility, increased cost to comply with the Sarbanes-Oxley requirements, higher insurance premiums and the establishment of an internal audit function. We anticipate that in 2004 we will incur additional capital costs primarily due to the build-out of the medical production facility and from the continuation of the ERP implementation. We must continue to invest in research and development in order to maintain our competitive position.

In summary, our results for the full year reached record levels reflecting the continued robustness in the CRM market. Our focus for 2004 will be in five critical areas:

- Increasing our capacitor customer penetration;
- Identifying value-add sales opportunities from our broad product offering;
- Delivering on our next generation quasar battery technology by year end;
- Improving our operating margin through leverage of our existing infrastructure and from manufacturing cost reductions; and
- Completing the implementation of the base ERP system.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The commentary that follows should be read in conjunction with our consolidated financial statements and related notes.

Results of Operations

In thousands, except per share data	Year ended December 31, 2003	2002	2001	2003 - 2002 $ Change	% Change	2002 - 2001 $ Change	% Change
IMC							
ICD batteries	$41,494	$28,518	$22,215	$12,976	46%	$6,303	28%
Pacemaker batteries	22,535	20,354	22,923	2,181	11%	(2,569)	-11%
Other batteries	3,662	3,035	722	627	21%	2,313	320%
ICD capacitors	31,668	24,678	20,290	6,990	28%	4,388	22%
Other components	90,862	65,316	40,513	25,546	39%	24,803	61%
Royalties	-	-	991	-	0%	(991)	-100%
Total IMC	190,221	141,901	107,654	48,320	34%	34,247	32%
EPS	26,144	25,395	27,921	749	3%	(2,526)	-9%
Total Sales	216,365	167,296	135,575	49,069	29%	31,721	23%
Cost of sales	126,537	96,398	74,716	30,139	31%	21,682	29%
Gross profit	89,828	70,898	60,859	18,930	27%	10,039	16%
Gross margin	41.5%	42.4%	44.9%				
Selling, general, and administrative expenses (SG&A)	30,384	24,369	18,174	6,015	25%	6,195	34%
SG&A as a % of sales	14.0%	14.6%	13.4%				
Research, development and engineering costs, net (RD&E)	16,991	14,440	12,575	2,551	18%	1,865	15%
RD&E as a % of sales	7.9%	8.6%	9.3%				
Intangible amortization	3,217	3,702	7,726	(485)	-13%	(4,024)	-52%
Other operating expense	1,036	2,481	132	(1,445)	-58%	2,349	1780%
Operating income	38,200	25,906	22,252	12,294	47%	3,654	16%
Operating margin	17.7%	15.5%	16.4%				
Interest expense	4,101	3,752	4,011	349	9%	(259)	-6%
Interest income	(702)	(442)	(423)	(260)	59%	(19)	4%
Other (income) expense, net	1,485	1,631	4,886	(146)	-9%	(3,255)	-67%
Provision for income taxes	10,028	6,604	5,181	3,424	52%	1,423	27%
Effective tax rate	30.1%	31.5%	37.6%				
Net income	$23,288	$14,361	$8,597	$8,927	62%	$5,764	67%
Net margin	10.8%	8.6%	6.3%				
Diluted earnings per share	$1.08	$0.68	$0.43	$0.40	59%	$0.25	58%

FISCAL 2003 COMPARED WITH FISCAL 2002

We achieved record sales performance in 2003. The increase in total sales for 2003 included a full year of sales of Greatbatch-Globe, which we acquired in July 2002.

Sales: IMC. The sales growth for IMC was led by sales of ICD batteries reflecting the strength of this market. In addition, capacitor and components sales increased substantially over last year. Substantially all of the sales changes during 2003 were attributable to volume and sales mix. Looking at our overall sales mix, CRM product sales increased over last year and now represent 83% of our overall product mix, up from 80% last year. We remain very positive about the growth prospects of the CRM market long term.

EPS. Commercial sales increased modestly from a slight rise in volume of orders from oil and gas customers.

Gross profit: The decrease in gross margin is primarily due to the costs incurred to consolidate the EPS plants, the start-up costs from the implementation of lean manufacturing, the inclusion of the lower margin enclosure products for the full year, the costs for the hiring of new plant management personnel and changes in selling prices for certain medical components. These factors contributed to a 310 basis point reduction in gross margin on a year over year basis.

SG&A expenses: Expenses increased compared to last year in absolute dollars, but declined as a percent of sales due to improved operating leverage. The increase in absolute dollars is partially due to the hiring of additional senior management employees.

RD&E expenses: Expenses increased compared to last year in absolute dollars, but decreased as a percent of sales compared to last year as sales growth has outpaced spending. We expect to maintain our spending on RD&E at a level that will support the new technologies demanded by the IMD markets.

Amortization expense: The reduction in intangible amortization reflects the impact of the sale of certain intangible assets of the ceramic capacitor product line that was part of the Sierra-KD components acquisition in 2003. In addition, one of the patent licenses for wet tantalum capacitors was fully amortized during 2002.

Other operating expense: The 2003 amount is primarily attributable to the write-down of a manufacturing facility that became available as the result of a decision to purchase an additional manufacturing facility in New York.

Interest expense and interest income: Interest expense was lower and interest income was higher primarily due to the issuance of the $170.0 million convertible subordinated notes in May 2003. These securities allowed for the outstanding line of credit to be fully replaced at a lower rate of interest and additional funds to be invested on a short-term basis.

Provision for income taxes: Our effective tax rate declined primarily as a result of increased research and development credits, as well as the benefits of state tax planning strategies. The impact of the lower effective tax rate during 2003 was approximately $0.5 million.

The Extraterritorial Income Exclusion (ETI) provided approximately $1.0 million of tax benefit in 2003. There is currently legislation in Congress to repeal the ETI provisions of the Internal Revenue Code and to make numerous changes to the United States international tax regime and other laws affecting domestic businesses.

FISCAL 2002 COMPARED WITH FISCAL 2001

The increase in total sales for 2002 included sales of Greatbatch-Globe, which we acquired in July 2002.

Sales: IMC. Sales for IMC increased mainly due to our customers' increased demand for ICD batteries in the CRM market. Partially offsetting this increase was a decline in royalty revenues from Medtronic on patents that had expired. Capacitor sales increased as a result of increased demand by the existing customer for capacitors in 2002. The increase in sales of medical components was primarily due to the inclusion of sales from our Greatbatch-Sierra acquisition during the full year of 2002 and our Greatbatch-Globe acquisition for the second half of 2002. Substantially all of the revenue changes during 2002 were attributable to volume.

EPS. Commercial battery and pack sales decreased principally due to a decreased level of exploration in the oil and gas industry in the first six months of 2002 compared to 2001.

Gross profit: Gross profit increased as a result of increased sales. Production yield issues for filtered feedthroughs, reduced royalty revenues in 2002 compared to 2001, and the inclusion of lower margin Greatbatch-Globe Tool operations were the primary contributors to the reduced overall gross margin.

SG&A expenses: SG&A expenses increased both in dollars and as a percentage of total sales. The increase is primarily due to the inclusion of costs associated with the addition of Greatbatch-Sierra for the last half of 2001 and the full year 2002 and Greatbatch-Globe for the last half of 2002, costs associated with our Six Sigma™ quality initiatives, the general development of our infrastructure to support the Company growth, and expenses related to ongoing patent activity.

RD&E expenses: RD&E expenses increased in dollars, but as a percentage of total sales were at the same level for both years. The decrease in the percentage of expenses as related to sales is primarily attributable to the low level of RD&E expenses at Greatbatch-Globe. We expect to maintain our spending on RD&E at a level that will support the new technologies demanded by the IMD markets.

Amortization expense: Intangible amortization decreased significantly due to the cessation of the amortization for goodwill and other intangible assets with indefinite lives effective the beginning of our fiscal year 2002.

If the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) had been implemented on January 1, 2001, income from continuing operations and diluted earnings per share from continuing operations for 2001 would have been $13.8 million and $0.69, respectively.

If SFAS No. 142 had been implemented on January 1, 2001, net income and diluted earnings per share for 2001 would have been $10.8 million and $0.54, respectively.

Other expenses: In 2002, other operating expense included a non-recurring charge of $1.7 million representing the write-off of a noncompete agreement after the passing of Mr. Fred Hittman.

Interest expense declined as a result of reduced interest rates during the year. The rate reductions arose from reduced market rates as well as contracted rate reductions due to the reduction in leverage measurements during the year. Interest income increased slightly as the Company's investable cash was higher in 2002 than 2001 due to the timing of its follow-on public offering and the acquisition of Greatbatch-Globe.

In 2002 other expense included a non-recurring charge of $1.5 million representing the write-off of the investment in an unrelated company based on an analysis of the financial viability of that company. It was determined that the Company's investment in the unrelated company had a fair value that is less than its carrying value.

In 2001 other expense included a charge for the early extinguishment of debt associated with the restructuring of our long-term debt and the related write-off of deferred financing fees, a call premium paid, and loan discounts associated with the previous long-term debt.

Provision for income taxes: Our effective tax rate declined primarily as a result of increased research and development credits, as well as the benefits of state tax planning strategies, net of anticipated increased state taxes related to the Greatbatch-Globe acquisition. The impact of the lower effective tax rate during 2003 was approximately $1.2 million.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of short-term liquidity is our working capital of $170.5 million at December 31, 2003 combined with our unused $20 million credit line with our lending syndicate. Historically we have generated cash from operations sufficient to meet our capital expenditure and debt service needs, other than for acquisitions. At December 31, 2003 our current ratio was 8.1:1, so short-term liquidity is not an issue.

The Company regularly engages in discussions relating to potential acquisitions and has identified possible acquisition opportunities and we may announce an acquisition transaction at any time.

At December 31, 2003, our capital structure consisted primarily of $170.0 million of convertible subordinated notes and our 21.6 million shares of common stock outstanding. We have in excess of $131.0 million in cash, cash equivalents and short-term investments and are in a position to facilitate future acquisitions if necessary. We are also authorized to issue 100 million shares of common stock and 100 million shares of preferred stock. The market value of our outstanding common stock since our IPO has exceeded our book value and the average daily trading volume of our common stock has also increased; accordingly, we believe that if needed we can access public markets to sell additional common or preferred stock assuming conditions are appropriate.

In addition to the improved working capital, capital spending of $12.0 million in 2003 was lower than historical expenditure levels. The majority of the current year spending was for maintenance capital. In comparison, we spent $21.0 million in 2002 , which included approximately $8.0 million for new investment projects in addition to approximately $13.0 million for maintenance capital. In 2003, we significantly enhanced our balance sheet through improved cash flow from operations and through the convertible note financing we completed in May. This improved capital structure allows us to support our internal growth and provides liquidity for corporate development initiatives. We anticipate that in 2004 we will incur additional capital costs primarily due to the build-out of the medical production facility and from the continuation of the ERP implementation.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements within the meaning of Item 303(a)(4) of Regulation S-K.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations at December 31, 2003, and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

		Payments due by period			
CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations[a]:					
Convertible Debentures	$ 170,000	$ -	$ -	$ -	$ 170,000
Capital Lease Obligations	1,816	742	948	126	-
Operating Lease Obligations[b]	4,006	3,810	196	-	-
Purchase Obligations[c]	2,750	2,750	-	-	-
Total	$ 178,572	$ 7,302	$ 1,144	$ 126	$ 170,000

(a) The current portion of these liabilities is included. Amounts do not include imputed interest. See Note 8 - Debt of the Notes to the Consolidated Financial Statements in this Form 10-K for additional information about our long-term obligations.

(b) See Note 14 of the Notes to the Consolidated Financial Statements in this Form 10-K for additional information about our operating lease obligations.

(c) Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are normally based on our current manufacturing needs and are fulfilled by our vendors within short time horizons. We enter into blanket orders with vendors that have preferred pricing and terms, however these orders are normally cancelable by us without penalty. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements in the short-term. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

INFLATION

We do not believe that inflation has had a significant effect on our operations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 requires disclosures about variable interest entities for which it is reasonably possible that we will be required to consolidate or disclose information when the Interpretation becomes effective. The provisions of FIN 46 are effective for us for the interim period ending April 2, 2004, or earlier in certain instances. Such instances did not have an effect on our consolidated financial statements in 2003. We have determined that it is not reasonably possible that we will be required to consolidate or disclose information about a variable interest entity in 2004.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, except for mandatorily redeemable financial instruments subject to the provisions of this Statement. Subsequent to the issuance of SFAS No. 150, the FASB decided to revise the effective dates of the application of certain provisions of the statement. For mandatorily redeemable financial instruments that do not have a fixed redemption date or are not redeemable for a fixed or determinable amount the Board agreed to defer application for an indefinite period of time. The adoption of SFAS No. 150 did not have an effect on our consolidated financial statements in 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Under our existing line of credit any borrowings bear interest at fluctuating market rates. At December 31, 2003, we did not have any borrowings outstanding under our line of credit and thus no interest rate sensitive financial instruments.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Some of the statements contained in this Annual Report on Form 10-K and other written and oral statements made from time to time by us and our representatives, are not statements of historical or current fact. As such, they are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to:

- future sales, expenses and profitability;
- the future development and expected growth of our business and the IMD industry;
- our ability to execute our business model and our business strategy;
- our ability to identify trends within the IMD, medical component, and commercial power source industries and to offer products and services that meet the changing needs of those markets;
- projected capital expenditures; and
- trends in government regulation.

You can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions.

Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements and our prospects generally, you should carefully consider the factors set forth below. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary factors and to others contained throughout this report. We are under no duty to update any of the forward-looking statements after the date of this report or to conform these statements to actual results.

Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the results expressed or implied by our forward-looking statements or that may affect our future results, some of these factors include the following: dependence upon a limited number of customers, product obsolescence, inability to market current or future products, pricing pressure from customers, reliance on third party suppliers for raw materials, products and subcomponents, fluctuating operating results, inability to maintain high quality standards for our products, challenges to our intellectual property rights, product liability claims, inability to successfully consummate and integrate acquisitions, unsuccessful expansion into new markets, competition, inability to obtain licenses to key technology, regulatory changes or consolidation in the healthcare industry, and other risks and uncertainties that arise from time to time and are described in the Company's periodic filings with the Securities and Exchange Commission.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Wilson Greatbatch Technologies, Inc.
Clarence, New York

We have audited the accompanying consolidated balance sheets of Wilson Greatbatch Technologies, Inc. and subsidiaries (the "Company") as of January 2, 2004 and January 3, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 2, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wilson Greatbatch Technologies, Inc. and subsidiaries as of January 2, 2004 and January 3, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

Buffalo, New York
March 1, 2004

CONSOLIDATED BALANCE SHEET

(In thousands)	December 31,	
ASSETS	**2003**	**2002**
Current assets:		
Cash and cash equivalents	$ 119,486	$ 4,608
Short-term investments	11,559	-
Accounts receivable, net	23,726	19,310
Inventories	28,598	34,908
Prepaid expenses and other current assets	3,591	3,339
Refundable income taxes	583	3,038
Deferred income taxes	3,163	3,349
Asset available for sale	3,658	-
Total current assets	194,364	68,552
Property, plant, and equipment, net	63,735	64,699
Intangible assets, net	51,441	55,804
Goodwill	119,521	119,407
Deferred income taxes	2,896	-
Other assets	6,286	3,789
Total assets	$ 438,243	$ 312,251
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,091	$ 5,726
Accrued expenses and other current liabilities	18,968	13,872
Current portion of long-term debt	850	8,750
Total current liabilities	23,909	28,348
Long-term debt, net of current portion	928	76,250
Convertible subordinated notes	170,000	-
Deferred income taxes	7,251	136
Other long-term liabilities	815	654
Total liabilities	202,903	105,388
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock	-	-
Common stock	21	21
Additional paid-in capital	207,969	202,279
Deferred stock-based compensation	(1,185)	-
Treasury stock, at cost	(179)	(863)
Retained earnings	28,714	5,426
Total stockholders' equity	235,340	206,863
Total liabilities and stockholders' equity	$ 438,243	$ 312,251

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Operations

(In thousands except per share amounts)	2003	2002	2001
	Year Ended December 31,		
Sales	$ 216,365	$ 167,296	$ 135,575
Cost of sales	126,537	96,398	74,716
Gross profit	89,828	70,898	60,859
Selling, general and administrative expenses	30,384	24,369	18,174
Research, development and engineering costs, net	16,991	14,440	12,575
Amortization of intangible assets	3,217	3,702	7,726
Other operating expense, net	1,036	2,481	132
Operating income	38,200	25,906	22,252
Interest expense	4,101	3,752	4,011
Interest income	(702)	(442)	(423)
Other expense, net	1,485	1,631	4,886
Income before income taxes	33,316	20,965	13,778
Provision for income taxes	10,028	6,604	5,181
Net income	$ 23,288	$ 14,361	$ 8,597
Earnings per share:			
Basic	$ 1.10	$ 0.69	$ 0.44
Diluted	$ 1.08	$ 0.68	$ 0.43
Weighted average shares outstanding:			
Basic	21,149	20,941	19,563
Diluted	21,534	21,227	19,945

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)	2003	2002	2001
	Year Ended December 31,		
Cash flows from operating activities:			
Net income	$ 23,288	$ 14,361	$ 8,597
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation and amortization	13,179	12,100	14,241
Stock-based compensation	3,306	3,667	3,019
Loss on early extinguishment of debt	1,487	-	3,019
Write-off of noncompete agreement	-	1,723	-
Write-off of investment in unrelated company	-	1,547	-
Deferred income taxes	4,578	3,765	2,358
Loss on disposal of property, plant, and equipment	1,036	758	132
Changes in operating assets and liabilities:			
Accounts receivable	(4,416)	(379)	(4,396)
Inventories	5,822	(2,752)	(10,030)
Prepaid expenses and other current assets	2,335	(1,450)	(928)
Accounts payable	(1,635)	(1,685)	3,025
Accrued expenses and other current liabilities	5,797	(2,972)	1,741
Income taxes	24	(873)	677
Net cash provided by operating activities	54,801	27,810	21,455
Cash flows from investing activities:			
Purchase of short-term investments	(11,559)	-	-
Acquisition of property, plant and equipment	(11,925)	(20,501)	(9,715)
Proceeds from sale of property, plant and equipment	2,734	14	5
Increase in intangible assets	-	-	(574)
Decrease (increase) in other assets	107	(1,459)	(2,235)
Net cash effect of acquisitions	-	(47,124)	(46,913)
Net cash used in investing activities	(20,643)	(69,070)	(59,432)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	170,000	32,000	87,000
Principal payments of long-term debt	(85,000)	(29,880)	(48,278)
Principal payments of capital lease obligations	(434)	-	-
Payment of debt issue costs	(4,535)	-	-
Issuance of common stock	868	476	42,511
Purchase of treasury stock	(179)	-	-
Net cash provided by financing activities	80,720	2,596	81,233
Net increase (decrease) in cash and cash equivalents	114,878	(38,664)	43,256
Cash and cash equivalents, beginning of year	4,608	43,272	16
Cash and cash equivalents, end of year	$ 119,486	$ 4,608	$ 43,272

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands)	Common Stock Shares	Common Stock Amount	Capital In Excess of Par Value	Deferred Stock Based Compensation	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings (Accumulated Deficit)
Balance, December 31, 2000	18,972	$ 19	$ 157,526	$ -	261	$ (4,179)	$ (17,532)
Common stock issued	2,000	2	42,427	-	-	-	-
Shares contributed to ESOP	-	-	843	-	(66)	1,057	-
Exercise of stock options	11	-	84	-	-	-	-
Net income	-	-	-	-	-	-	8,597
Balance, December 31, 2001	20,983	21	200,880	-	195	(3,122)	(8,935)
Common stock issuance expenses	-	-	(39)	-	-	-	-
Shares contributed to ESOP	-	-	761	-	(140)	2,254	-
Reissuance of treasury stock	-	-	9	-	(1)	5	-
Exercise of stock options	67	-	519	-	-	-	-
Tax benefit of non-qualifed stock option exercises	-	-	149	-	-	-	-
Net income	-	-	-	-	-	-	14,361
Balance, December 31, 2002	21,050	21	202,279	-	54	(863)	5,426
Common stock issued	-	-	1,768	(1,768)	-	-	-
Shares contributed to ESOP	90	-	2,804	-	(54)	863	-
Purchase of treasury stock	-	-	-	-	5	(179)	-
Exercise of stock options	77	-	868	-	-	-	-
Tax benefit of non-qualifed stock option exercises	-	-	250	-	-	-	-
Stock based compensation	14	-	-	583	-	-	-
Net income	-	-	-	-	-	-	23,288
Balance, December 31, 2003	21,231	$ 21	$ 207,969	$ (1,185)	5	$ (179)	$ 28,714

The accompanying notes are an integral part of these consolidated financial statements

1. DESCRIPTION OF BUSINESS

The Company - The consolidated financial statements include the accounts of Wilson Greatbatch Technologies, Inc. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations - The Company operates in two reportable segments–Implantable Medical Components ("IMC") and Electrochem Power Solutions ("EPS"). The IMC segment designs and manufactures batteries, capacitors, filtered feedthroughs, engineered components and enclosures used in IMDs. The EPS segment designs and manufactures high performance batteries and battery packs for use in oil and gas exploration, oceanographic equipment and aerospace.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Year End - The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Friday nearest December 31st. For clarity of presentation, the Company describes all periods as if the year-end is December 31st. Fiscal 2002 included 53 weeks.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and highly liquid, short-term investments with maturities at the time of purchase of three months or less.

Short-term Investments - Short-term investments are those investments acquired with maturities that exceed three months and are less than one year at the time of acquisition. Securities that the Company has the ability and positive intent to hold to maturity are accounted for as held-to-maturity securities and are carried at amortized cost. The cost of securities sold is based on the specific identification method.

Inventories - Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market.

Assets Available for Sale - Assets available for sale are accounted for at the lower of the carrying amount or each asset's estimated fair value less costs to sell.

Property, Plant and Equipment - Property, plant and equipment is carried at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets, which are as follows: buildings and building improvements 7-40 years; machinery and equipment 3-10 years; office equipment 3-10 years; and leasehold improvements over the remaining lives of the improvements or the lease term, if less.

The cost of repairs and maintenance is charged to expense as incurred; renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is recorded in income or expense.

Goodwill – Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets with indefinite lives. At adoption, the Company reassessed the useful lives of trademarks and names and deemed them to have an indefinite life because they are expected to generate cash flows indefinitely. Note 14 – Business Segment information contains an analysis of goodwill by segment.

Goodwill and trademark and names are no longer amortized but are periodically tested for impairment. An analysis of the proforma effects of these standards had the adoption occurred as of the beginning of fiscal 2001 is included in Note 6 – Intangible Assets.

SFAS No. 142 requires the Company to assess goodwill for impairment by comparing the fair value of the reporting units to their carrying amounts on an annual basis, or more frequently if certain events occur or circumstances change, to determine if there is potential impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. Fair values for goodwill are determined based on discounted cash flows, market multiples or appraised values as appropriate. The Company has determined that, based on the goodwill impairment test, no impairment of goodwill and other indefinite-lived intangible assets has occurred.

Intangible Assets – Acquired intangible assets apart from goodwill and trademark and names consist primarily of patented and unpatented technology. The Company continues to amortize its definite-lived assets on a straight-line basis over their estimated useful lives as follows: patented technology, 8-17 years; unpatented technology, 5-15 years; and other intangible assets, 3-10 years.

The Company tests long-lived assets, exclusive of goodwill, for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized if the carrying amount of long-lived assets is not recoverable and exceeds its fair value based on the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Fair Value of Financial Instruments - The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of cash and cash equivalents approximates their recorded values due to the nature of the instruments.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of trade receivables. A significant portion of the Company's sales are to customers in the medical device industry, and, as such, the Company is directly affected by the condition of that industry. However, the credit risk associated with trade receivables is minimal due to the Company's stable customer base. The Company maintains cash deposits with major banks, which from time to time may exceed federally insured limits.

Allowance for Doubtful Accounts - The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses against this allowance when incurred.

Stock-Based Compensation - The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). As permitted in that standard, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

The Company has determined the pro forma information as if the Company had accounted for stock options granted under the fair value method of SFAS No. 123. The Black-Scholes option pricing model was used with the following weighted average assumptions. These pro forma calculations assume the common stock is freely tradable for all years presented and, as such, the impact is not necessarily indicative of the effects on reported net income of future years.

	Year Ended December 31,		
	2003	2002	2001
Risk-free interest rate	2.75%	3.79%	5.00%
Expected volatility	55%	55%	55%
Expected life (in years)	5	5	7
Expected dividend yield	0%	0%	0%

The Company's net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards in each year is as follows (in thousands except per share data):

	Year Ended December 31,		
	2003	**2002**	**2001**
Net income as reported	$ 23,288	$ 14,361	$ 8,597
Stock based employee compensation cost included in net income as reported	$ 2,311	$ 2,512	$ 1,884
Stock-based employee compensation cost determined using the fair value based method, net of related tax effects	$ 4,054	$ 2,972	$ 2,601
Pro forma net income	$ 21,545	$ 13,901	$ 7,880
Net earnings per share:			
Basic - as reported	$ 1.10	$ 0.69	$ 0.44
Basic - pro forma	$ 1.02	$ 0.66	$ 0.40
Diluted - as reported	$ 1.08	$ 0.68	$ 0.43
Diluted - pro forma	$ 1.00	$ 0.65	$ 0.40

Income Taxes - The Company provides for income taxes using the liability method whereby deferred tax liabilities and assets are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using the anticipated tax rate when taxes are expected to be paid or reversed.

Revenue Recognition - Revenue from the sale of products is recognized at the time product is shipped to customers. The Company allows customers to return defective or damaged products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns and allowances.

Product Warranties – The Company generally warrants that its products will meet customer specifications and will be free from defects in materials and workmanship. The Company accrues its estimated exposure to warranty claims based upon recent historical experience and other specific information as it becomes available.

Research and Development - Research, development and engineering costs are expensed as incurred.

Engineering Costs – Engineering expenses are expensed as incurred. Cost reimbursements for engineering services from customers for whom the Company designs products are recorded as an offset to engineering costs upon achieving development milestones.

Net research, development and engineering costs are as follows (in thousands):

	Year Ended December 31,		
	2003	**2002**	**2001**
Research and development costs	$ 9,446	$ 7,156	$ 6,728
Engineering costs	8,649	8,882	8,323
Less cost reimbursements	(1,104)	(1,598)	(2,476)
Engineering costs, net	7,545	7,284	5,847
Total research and development and engineering costs, net	$ 16,991	$ 14,440	$ 12,575

Earnings Per Share - Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting for common stock equivalents, which consist of stock options and unvested restricted stock. Holders of our convertible notes may convert them into shares of the Company's common stock under certain circumstances (see Note 8 – Debt for a description of our convertible subordinated notes). For computation of earnings per share under conversion conditions, the number of diluted shares outstanding will increase by the amount of shares that are potentially convertible during that period. Also, net income will be adjusted for the calculation to add back interest expense on the convertible notes as well as deferred financing fees amortization recorded during the period.

The following table reflects the calculation of basic and diluted earnings per share (in thousands, except per share amounts):

	2003	2002	2001
Earnings per share - basic			
Earnings available to common shareholders	$ 23,288	$ 14,361	$ 8,597
Weighted average shares outstanding	21,149	20,941	19,563
Earnings per share - basic	$1.10	$0.69	$ 0.44
Earnings per share - diluted			
Earnings available to common shareholders	$ 23,288	$ 14,361	$ 8,597
Weighted average shares outstanding	21,149	20,941	19,563
Dilutive impact of options outstanding & unvested restricted stock	385	286	382
Weighted average shares and potential dilutive shares outstanding	21,534	21,227	19,945
Earnings per share - diluted	$ 1.08	$ 0.68	$ 0.43

Comprehensive Income - Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by owners and distribution to owners. For all periods presented, the Company's only component of comprehensive income is its net income for those periods.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of sales and expenses during the reporting period. Actual results could differ materially from those estimates.

Supplemental Cash Flow Information (in thousands):

	2003	2002	2001
Cash paid during the year for:			
Interest	$ 3,740	$ 3,092	$ 3,717
Income taxes	5,674	6,055	2,214
Noncash investing and financing activities:			
Acquisition of property			
utilizing capitalized leases	$ 2,212	$ -	$ -
Common stock contributed to ESOP	3,667	3,019	1,902

Recent Accounting Pronouncements - In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 requires disclosures about variable interest entities for which it is reasonably possible that we will be required to consolidate or disclose information when the Interpretation becomes effective. The provisions of FIN 46 are effective for the Company for the interim period ending April 2, 2004, or earlier in certain instances. Such instances did not have an effect on the Company's consolidated financial statements in 2003. The Company has determined that it is not reasonably possible that it will be required to consolidate or disclose information about a variable interest entity in 2004.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, except for mandatorily redeemable financial instruments subject to the provisions of this Statement. Subsequent to the issuance of SFAS No. 150, the FASB decided to revise the effective dates of the application of certain provisions of the statement. For mandatorily redeemable financial instruments that do not have a fixed redemption date or are not redeemable for a fixed or determinable amount the Board agreed to defer application for an indefinite period of time. The adoption of 150 did not have an effect on the Company's consolidated financial statements in 2003.

Reclassifications – Certain reclassifications were made to the prior years' financial statements to conform with the current year presentation. None of the reclassifications affected net income (loss) or stockholders' equity.

The Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB 13, and Technical Corrections," at the beginning of fiscal year 2003. Under SFAS No. 145, the Company no longer classifies debt extinguishments as extraordinary items in the consolidated financial statements, subject to limited exceptions. Accordingly, amounts previously classified as extraordinary related to debt extinguishments in fiscal 2001 have been reclassified as components of income before income taxes.

3. SHORT-TERM INVESTMENTS

Short-term investments at December 31, 2003, consist of investments acquired with maturities that exceed three months and are less than one year at the time of acquisition. Held-to-maturity securities comprised the following (in thousands):

	As of December 31, 2003			
	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Municipal Bonds	$ 11,559	$ -	$ (1)	$ 11,558
Short-term investments	$ 11,559	$ -	$ (1)	$ 11,558

The municipal bonds have maturity dates ranging from January 2004 to April 2004. There were no short-term investments as of December 31, 2002.

4. INVENTORIES

Inventories comprised the following (in thousands):

	December 31, 2003	December 31, 2002
Raw material	$ 11,688	$ 15,693
Work-in-process	10,421	13,592
Finished goods	6,489	5,623
Total	$ 28,598	$ 34,908

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprised the following (in thousands):

	December 31, 2003	December 31, 2002
Manufacturing machinery and equipment	$ 53,313	$ 48,384
Buildings and building improvements	15,380	14,752
Information technology hardware and software	7,384	6,621
Leasehold improvements	5,440	4,819
Land and land improvements	4,659	4,659
Furniture and fixtures	2,631	2,496
Construction work in process	8,595	8,778
Other	148	308
	97,550	90,817
Less accumulated depreciation	(33,815)	(26,118)
Total	$ 63,735	$ 64,699

Depreciation expense during 2003, 2002 and 2001 was approximately $9,390,000, $7,610,000, and $5,917,000, respectively.

6. INTANGIBLE ASSETS

Intangible assets comprised the following (in thousands):

	As of December 31, 2003			As of December 31, 2002		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:						
Patented technology	$ 21,875	$ (8,949)	$ 12,926	$ 21,875	$ (7,015)	$ 14,860
Unpatented technology	15,335	(5,549)	9,786	15,335	(3,615)	11,720
Other	7,740	(7,196)	544	7,740	(6,701)	1,039
	44,950	(21,694)	23,256	44,950	(17,331)	27,619
Unamortizing intangible assets:						
Trademark and names	31,420	(3,235)	28,185	31,420	(3,235)	28,185
Total intangible assets	$ 76,370	$ (24,929)	$ 51,441	$ 76,370	$ (20,566)	$ 55,804

Estimated amortization expense for tears subsequent to 2003 are as follows (in thousands):

2004	2005	2006	2007	2008
$ 2,843	$ 2,361	$ 2,332	$ 2,314	$ 2,314

The following table reflects consolidated results for 2001, with data adjusted as though the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", had occurred as of the beginning of 2001 (in thousands except per share amounts):

Reported net income	$ 8,597
Add back to reported net income:	
Goodwill amortization, net of tax	1,339
Assembled workforce amortization, net of tax	397
Trademark and names amortization, net of tax	506
	2,242
Adjusted net income	$ 10,839
Basic earnings per share:	
Reported net income	$ 0.44
Adjusted net income	$ 0.55
Diluted earnings per share:	
Reported net income	$ 0.43
Adjusted net income	$ 0.54

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities comprised the following (in thousands):

	December 31,	
	2003	**2002**
Salaries and benefits	$ 5,170	$ 5,302
Profit sharing and bonuses	9,589	5,164
Other	4,209	3,406
Total	$ 18,968	$ 13,872

8. DEBT

Long-term debt comprised the following (in thousands):

	December 31,	
	2003	**2002**
2.25% convertible subordinated notes, due 2013	$ 170,000	$ -
Capital lease obligations	1,778	-
Term loan	-	85,000
	171,778	85,000
Less current portion	(850)	(8,750)
Total long-term debt	$ 170,928	$ 76,250

Convertible Subordinated Notes: In May 2003, the Company completed a private placement of contingent convertible subordinated notes totaling $170.0 million, due 2013. In November 2003 the Company had a Registration Statement with the Securities and Exchange Commission declared effective with respect to these notes and the underlying common stock. The notes bear interest at 2.25 percent per annum, payable semiannually. Beginning with the six-month interest period commencing June 15, 2010, the Company will pay additional contingent interest during any six-month interest period if the trading price of the notes for each of the five trading days immediately preceding the first day of the interest period equals or exceeds 120% of the principal amount of the notes.

Holders may convert the notes into shares of the Company's common stock at a conversion rate of 24.8219 shares per $1,000 principal amount of notes, subject to adjustment, before the close of business on June 15, 2013 only under the following circumstances: (1) during any fiscal quarter commencing after July 4, 2003, if the closing sale price of the Company's common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding fiscal quarter; (2) subject to certain exceptions, during the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of such period was less than 98% of the product of the closing sale price of the Company's common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain corporate events.

Beginning June 20, 2010, the Company may redeem any of the notes at a redemption price of 100% of their principal amount, plus accrued interest. Note holders may require the Company to repurchase their notes on June 15, 2010 or at any time prior to their maturity following a fundamental change at a repurchase price of 100% of their principal amount, plus accrued interest. The notes are subordinated in right of payment to all of our senior indebtedness and effectively subordinated to all debts and other liabilities of our subsidiaries.

Concurrent with the issuance of the notes, the Company used approximately $72.5 million of the proceeds from this private placement to pay off the term loan. Debt issuance expenses totaled $4.5 million and are being amortized using the effective yield method over a seven-year term.

The fair-value of the convertible subordinated notes as of December 31, 2003 was $212.5 million based on quoted market prices.

Capital Lease Obligations: The Company leases assets under non-cancelable lease arrangements. As of December 31, 2003, future minimum lease payments under capital leases are as follows:

(In thousands)	Amount
2004	$ 742
2005	948
2006	126
Total minimum lease payments	1,816
Less imputed interest	(38)
Present value of minimum lease payments	1,778
Less current portion	(850)
Long-term capital lease obligations	$ 928

Revolving Line of Credit: As of December 31, 2003 the Company had no balance outstanding on its $20.0 million committed revolving line of credit. The revolving line of credit continues to be available to the Company for future borrowing and matures on July 1, 2005. The revolving line of credit is secured by the Company's accounts receivable and inventories and requires the Company to comply with various quarterly financial covenants, as defined, related to net earnings or loss before interest, taxes, depreciation, and amortization ("EBITDA"), and ratios of leverage, interest, fixed charges, and capitalization as they relate to EBITDA. Interest rates under the revolving line of credit vary with the Company's leverage. The Company is required to pay a commitment fee of between .50% and .125% per annum on the unused portion of the revolving line of credit based on the Company's leverage.

9. EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan - The Company sponsors a non-leveraged Employee Stock Ownership Plan ("ESOP") and related trust as a long-term benefit for substantially all of its employees. Under the terms of the ESOP plan document there is a defined contribution equal to five percent of each employee's annual compensation. This contribution is contributed to the ESOP in the form of Company stock. The ESOP is subject to contribution limitations as defined in the plan. Compensation cost under the ESOP recognized by the Company for the defined contribution was approximately $2.7 million, $2.3 million, and $1.8 million in 2003, 2002 and 2001, respectively.

Savings Plan - The Company sponsors a defined contribution 401(k) plan, which covers substantially all of its employees. The plan provides for the deferral of employee compensation under Section 401(k) and a Company match. Net costs related to this defined contribution plan were approximately $847,000, $718,000 and $622,000 in 2003, 2002 and 2001, respectively.

Education Assistance Program - The Company reimburses tuition, textbooks and laboratory fees for college or other lifelong learning programs for all of its employees. The Company also reimburses college tuition for the dependent children of its full-time employees. For certain employees, the dependent children benefit vests on a straight-line basis over ten years. Minimum academic achievement is required in order to receive reimbursement under both programs. Aggregate expenses under the programs were approximately $669,000, $621,000 and $460,000 in 2003, 2002 and 2001, respectively.

10. STOCK OPTION PLANS

The Company has stock option plans that provide for the issuance of nonqualified and incentive stock options to employees of the Company. The Company's 1997 Stock Option Plan ("1997 Plan") authorizes the issuance of options to purchase up to 480,000 shares of the Company's common stock. The stock options generally vest over a five-year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to or greater than the fair market value of the Company's common stock at the date of the grant.

The Company's 1998 Stock Option Plan ("1998 Plan") authorizes the issuance of nonqualified and incentive stock options to purchase up to 1,220,000 shares the Company's common stock, subject to the terms of the plan. The stock options vest over a three to five year period and may vary depending upon the achievement of earnings targets. The stock options expire 10 years from the date of the grant. Stock options are granted at exercise prices equal to or greater than the fair value of the Company's common stock at the date of the grant.

The Company has a stock option plan that provides for the issuance of nonqualified stock options to Non-Employee Directors (the "Director Plan"). The Director Plan authorizes the issuance of nonqualified stock options to purchase up to 100,000 shares of the Company's common stock from its treasury, subject to the terms of the plan. The stock options vest over a three-year period. The stock options expire 10 years from the date of grant. Stock options are granted at exercise prices equal to or greater than the fair value of the Company's common stock at the date of the grant.

As of December 31, 2003, options for 472,211 shares were available for future grants under the plans. The weighted average remaining contractual life is seven years.

A summary of the transactions under the 1997 Plan, 1998 Plan, and the Director Plan for 2001, 2002 and 2003 follows:

	Option Activity	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Options outstanding at December 31, 2000	590,685	$ 8.70	
Options granted	101,934	26.06	$ 16.02
Options exercised	(11,340)	6.06	
Options forfeited	(14,960)	9.58	
Options outstanding at December 31, 2001	666,319	$ 11.38	
Options granted	344,774	24.97	$ 12.22
Options exercised	(67,783)	7.77	
Options forfeited	(67,661)	12.78	
Options outstanding at December 31, 2002	875,649	$ 16.92	
Options granted	367,360	33.43	$ 16.51
Options exercised	(77,094)	11.14	
Options forfeited	(23,015)	25.20	
Options outstanding at December 31, 2003	1,142,900	$ 22.18	
Options exercisable at:			
December 31, 2002	451,037	12.09	
December 31, 2003	657,452	17.39	

The following table provides detail regarding the options outstanding at December 31, 2003.

Range of Exercise Prices	Number Outstanding
$5.00	226,391
$15.00 - 20.64	178,423
$23.85 - 35.70	691,469
$37.51 - 37.81	46,617
	1,142,900

11. RESTRICTED STOCK PLAN

On November 15, 2002, the Company's Board of Directors approved the Restricted Stock Plan under which stock awards may be granted to employees. The Plan received shareholder approval at the Annual Meeting of Stockholders held on May 9, 2003. The number of shares that are reserved and may be issued under the plan cannot exceed 200,000. The Compensation and Organization Committee of the Company's Board of Directors determines the number of shares that may be granted under the plan. Restricted stock awards are either time-vested or performance-vested based on the terms of each individual award agreement. Time-vested restricted stock vests 50% on the first anniversary of the date of the award and 50% on the second anniversary of the date of the award. Performance-vested restricted stock vests upon the achievement of certain annual diluted earnings per share targets by the company, or the seventh anniversary date of the award.

There were 50,400 shares granted to certain officers and key employees under the terms of the plan. 13,500 shares of restricted stock fully vested as of December 31, 2003. Unamortized deferred compensation expense with respect to the restricted stock grants amounted to $1,185,000 at December 31, 2003 and is being amortized based on the vesting schedules attributable to the underlying restricted stock grants. Compensation expense of $583,000 was recognized during 2003.

12. INCOME TAXES

The components of the provision for income taxes comprised the following (in thousands):

	Year Ended December 31,		
	2003	**2002**	**2001**
Federal:			
Current	$ 4,820	$ 2,573	$ 2,081
Deferred	7,363	4,137	2,365
	12,183	6,710	4,446
State:			
Current	630	266	742
Deferred	(2,785)	(372)	(7)
	(2,155)	(106)	735
Provision for income taxes	$ 10,028	$ 6,604	$ 5,181

The tax effect of major temporary differences that give rise to the Company's net deferred tax accounts are as follows (in thousands):

	December 31,	
	2003	**2002**
Depreciation	$ (4,776)	$ (4,809)
Contingent interest on convertible notes	(2,575)	-
Amortization of intangible assets	(1,118)	1,969
Tax credits	2,779	2,298
Accrued expenses and deferred compensation	2,226	1,607
Inventory valuation	1,745	2,019
Investments	565	565
Net operating loss carryforwards	433	38
Other	94	91
Net deferred tax (liability) asset	(627)	3,778
Less valuation allowance	(565)	(565)
Net deferred tax (liability) asset	$ (1,192)	$ 3,213

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the consideration of the weight of both positive and negative evidence, management has determined that it is more likely than not that a portion of the deferred tax asset remaining at December 31, 2003 related to the valuation of an investment will not be realized.

The provision for income taxes differs in each of the years from the federal statutory rate due to the following:

	Year Ended December 31,		
	2003	**2002**	**2001**
Statutory rate	35.0 %	35.0 %	35.0 %
State taxes, net of federal benefit	2.0	3.3	2.9
Permanent items from tax planning	(6.8)	-	-
Federal and state tax credits	(2.1)	(10.7)	-
Valuation allowance	-	2.7	-
Other	2.0	1.2	(0.3)
Effective tax rate	30.1%	31.5 %	37.6%

13. CAPITAL STOCK

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, $.001 par value per share and 100,000,000 shares of preferred stock, $.001 par value per share. There are no preferred shares issued or outstanding. There were 21,231,121 and 21,049,805 shares issued in 2003 and 2002, respectively. There were 21,226,357 and 20,996,115 shares outstanding in 2003 and 2002, respectively.

14. COMMITMENTS AND CONTINGENCIES

The Company is a party to various legal actions arising in the normal course of business. The Company does not believe that the ultimate resolution of any such pending activities will have a material adverse effect on its consolidated results of operations, financial position, or cash flows.

The Company is a party to various license agreements through 2018 for technology that is utilized in certain of its products. The most significant of these is an agreement to license the basic technology used for wet tantalum capacitors. The initial payment under the original agreement was $800,000 and was fully amortized in 2002. The company is required to pay royalties based on agreed upon terms through August 2014.

The Company is also subject to a license agreement covering the exclusive use of a patent for a hybrid electrode until December 2016. The initial payment under this agreement was $100,000 and will be fully amortized in 2004. The Company is required to pay royalties based on the selling price of products that incorporate such licensed technology.

Expenses related to license agreements were $1,531,000, $1,367,000 and $317,000 for 2003, 2002, and 2001, respectively.

Product Warranties - The change in aggregate product warranty liability for the year ended December 31, 2003, is as follows (dollars in thousands):

Beginning balance	$ 402
Additions to warranty reserve	377
Warranty claims paid	(466)
Ending balance	$ 313

Operating Leases - The Company is a party to various operating lease agreements for buildings, equipment and software.The Company incurred operating lease expense of $1,716,000, $928,000 and $909,000 in 2003, 2002 and 2001, respectively.

If all lease extension options are exercised as expected by the Company, minimum future annual operating lease payments are $1,815,000 in 2004; $1,391,000 in 2005; $604,000 in 2006; $196,000 in 2007; and $0 in 2008.

15. BUSINESS SEGMENT INFORMATION

The Company operates its business in two reportable segments: IMC and EPS. The IMC segment designs and manufactures batteries for devices in the cardiac rhythm management ("CRM") industry including implantable cardioverter defibrillators ("ICDs"), pacemakers, cardiac resynchronization therapy ("CRT") and other medical devices; capacitors for ICDs, filtered feedthroughs, engineered components and enclosures used in IMDs. The EPS segment designs and manufactures high performance batteries for use in oil and gas exploration, oceanographic equipment, and aerospace.

The Company's IMC segment includes multiple business units that have been aggregated because they share similar economic characteristics and similarities in the areas of products, production processes, types of customers, methods of distribution and regulatory environment. The reportable segments are separately managed, and their performance is evaluated based on numerous factors, including income from operations.

The Company defines segment income from operations as gross profit less costs and expenses attributable to segment specific selling, general and administrative and research, development and engineering expenses, and intangible amortization. In 2003, segment income also includes a portion of non-segment specific selling, general and administrative and research, development and engineering expenses based on allocation bases appropriate to the expense categories. The remaining unallocated operating expenses along with other income and expense are not allocated to reportable segments. This change is not reflected in the 2002 or 2001 calculation of segment income from operations because it is impractical to do so. The allocation of expenses to segments in 2003 does not change the composition of the reportable segments; the change is only a revision to the calculation of segment income from operations. Transactions between the two segments are not significant. The accounting policies of the segments are the same as those described and referenced in Note 2.

An analysis and reconciliation of the Company's business segment information to the respective information in the consolidated financial statements is as follows (dollars in thousands):

	Year Ended December 31,		
	2003	**2002**	**2001**
Sales:			
IMC			
Medical batteries:			
ICDs	$ 41,494	$ 28,518	$ 22,215
Pacemakers	22,535	20,354	22,923
Other devices	3,662	3,035	722
Royalties	-	-	991
Total medical batteries	67,691	51,907	46,851
Capacitors	31,668	24,679	20,290
Other components	90,862	65,315	40,513
Total IMC sales	190,221	141,901	107,654
EPS	26,144	25,395	27,921
Total sales	$ 216,365	$ 167,296	$ 135,575
Segment income from operations:			
IMC	$ 43,504	$40,969	$39,008
EPS	4,374	8,262	8,796
Total segment income from operations	47,878	49,231	47,804
Unallocated operating expenses	(9,678)	(23,325)	(25,552)
Operating income as reported	38,200	25,906	22,252
Unallocated other income and expense	(4,884)	(4,941)	(8,474)
Income before income taxes as reported	$ 33,316	$ 20,965	$ 13,778
Depreciation and amortization:			
IMC	$ 10,809	$ 10,090	$ 12,440
EPS	854	807	778
Total depreciation included in segment income from operations	11,663	10,897	13,218
Unallocated depreciation and amortization	1,516	1,203	1,023
Total depreciation and amortization	$ 13,179	$ 12,100	$ 14,241

The changes in the carrying amount of goodwill are as follows (amounts in thousands):

	IMC	**EPS**	**Total**
Balance at December 31, 2002	$ 116,841	$ 2,566	$ 119,407
Adjustment recorded during the year	114	-	114
Balance at December 31, 2003	$ 116,955	$ 2,566	$ 119,521

	Year Ended December 31, 2003	2002	2001
Expenditures for tangible long-lived assets, excluding acquisitions:			
IMC	$ 6,924	$ 6,616	$ 7,074
EPS	693	1,119	504
Total reportable segments	7,617	7,735	7,578
Unallocated long-lived tangible assets	4,308	12,766	2,137
Total expenditures	$ 11,925	$ 20,501	$ 9,715

	December 31, 2003	2002
Identifiable assets, net:		
IMC	$ 250,642	$ 256,313
EPS	20,817	22,385
Total reportable segments	271,459	278,698
Unallocated assets	166,784	33,553
Total assets	$ 438,243	$ 312,251

Sales by geographic area are presented by attributing sales from external customers based on where the products are shipped. All dollars are in thousands.

	Year Ended December 31, 2003	2002	2001
Sales by geographic area:			
United States	$ 140,578	$ 127,145	$ 92,391
Foreign countries	75,787	40,151	43,184
Consolidated sales	$ 216,365	$ 167,296	$ 135,575

	December 31, 2003	2002
Long-lived assets:		
United States	$ 243,879	$ 243,699
Foreign countries	-	-
Consolidated long-lived assets	$ 243,879	$ 243,699

Two customers accounted for a significant portion of the Company's sales and accounts receivable as follows:

	Sales Year Ended December 31,			Accounts Receivable December 31,	
	2003	**2002**	**2001**	**2003**	**2002**
Customer A	46%	41%	39%	31%	34%
Customer B	20%	25%	27%	19%	18%
Total	66%	66%	66%	50%	52%

16. ACQUISITIONS

During 2001 and 2002, the Company completed two acquisitions as follows:

- Substantially all of the assets of the Sierra-KD Components division of Maxwell Technologies, Inc. (Sierra), a developer and manufacturer of electromagnetic interference filtering capacitors for implantable medical devices.
- Globe Tool and Manufacturing Company, Inc. (Globe Tool), a manufacturer of precision titanium enclosures for implantable medical devices. Globe Tool was acquired to further broaden our product offering to include enclosures.

These acquisitions have been accounted for using the purchase method of accounting and accordingly, the results of the operations of these acquisitions have been included in the consolidated financial statements from the date of acquisition.

Acquisition information (in thousands):

	Acquired Company	
	Sierra	Globe Tool
Acquisition date	June 18, 2001	July 9, 2002
Purchase price:		
Cash paid	$ 46,656	$ 46,637
Transaction costs	257	487
Total purchase price	$ 46,913	$ 47,124
Purchase price allocation:		
Property and equipment	4,124	8,490
Assets/(Liabilities)	3,288	(7,079)
Trademark and names	-	1,760
Patented Technology	8,445	-
Unpatented Technology	4,743	7,392
Noncompete/Employment Agreements	-	1,177
Goodwill	26,313	35,384
Total purchase price	$ 46,913	$ 47,124

The following unaudited pro forma summary presents the Company's consolidated results of operations for 2002 and 2001 as if the acquisitions had been consummated at January 1, 2001. The pro forma consolidated results of operations include certain pro forma adjustments, including the amortization of intangible assets and interest on a term loan.

	December 31,	
In thousands except per share amounts:	**2002**	**2001**
Revenues	$ 178,159	$ 162,190
Net income	$ 15,298	$ 8,482
Net income per diluted share:	$ 0.73	$ 0.43

The proforma results are not necessarily indicative of those that would have actually occurred had the acquisitions taken place at the beginning of the periods presented.

17. QUARTERLY SALES AND EARNINGS DATA - UNAUDITED

(In Thousands, except per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.
2003				
Sales	$ 49,371	$ 56,335	$ 55,802	$ 54,857
Gross profit	19,838	23,960	23,217	22,813
Net income	4,523	7,776	4,952	6,037
Earnings per share - basic	0.21	0.37	0.23	0.29
Earnings per share - diluted	0.21	0.36	0.23	0.28
2002				
Sales	$ 47,315	$ 45,350	$ 38,328	$ 36,303
Gross profit	20,475	18,872	15,599	15,952
Net income	4,959	2,477	3,586	3,339
Earnings per share - basic	0.24	0.12	0.17	0.16
Earnings per share - diluted	0.23	0.12	0.17	0.16

Corporate Information

TRANSFER AGENT AND REGISTRAR:

Please direct questions about address changes, stock transfers, lost or stolen certificates, and any other account questions to:

Mellon Investor Services
Eleventh Floor
111 Founders Plaza
East Hartford, CT 06108
860-282-3509

INDEPENDENT AUDITORS:

Deloitte & Touche LLP
Buffalo, NY

CORPORATE COUNSEL:

Hodgson Russ LLP
Buffalo, NY

ANNUAL MEETING:

The Annual Meeting will be held on
Tuesday, May 25, 2004 at 10:00 a.m.
Samuel's Grande Manor
8750 Main Street
Williamsville, NY 14221

CORPORATE HEADQUARTERS:

9645 Wehrle Drive
Clarence, NY 14031
716-759-5600

INVESTOR INFORMATION:

Shareholders, securities analysts, and investors seeking more information about the Company can access the following information via the internet at www.greatbatch.com

- news releases and significant company events
- Form 10-K Annual and Form 10-Q Quarterly Reports and Form 8-K Disclosures to the Securities and Exchange Committee describing WGT's business and financial condition.

The information above may also be obtained upon request from the Investor Relations Department, 9645 Wehrle Drive, Clarence, NY 14031.

STOCK LISTING:

New York Stock Exchange (Stock Symbol: GB)
Price Range of WGT Stock

2003 Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	$29.77	$37.25	$40.30	$43.05
Low	$23.50	$26.55	$35.37	$35.60
2002 Fiscal Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	$37.60	$28.40	$28.69	$31.50
Low	$24.18	$21.20	$20.10	$24.50

BOARD OF DIRECTORS:

Edward F. Voboril, Chairman of the Board
President and Chief Executive Officer
Wilson Greatbatch Technologies, Inc.

Pamela G. Bailey, Director(3)(4)
President and CEO
AdvaMed

Joseph A. Miller, Jr.(3)(4)
Executive Vice President and Chief Technology Officer
Corning, Inc.

Robert E. Rich, Jr., Director(1)
President
Rich Products Corporation

Bill R. Sanford, Director(1)(4)
Chairman
SYMARK LLC

Peter H. Soderberg, Director(2)(3)
President and CEO
Welch Allyn, Inc.

Thomas S. Summer(1)(2)
Executive Vice President and Chief Financial Officer
Constellation Brands, Inc.

William B. Summers, Jr., Director(1)(2)
Chairman
McDonald Investments, Inc.

Henry Wendt, Director(2)(3)
Chairman
Computerized Medical Systems, Inc.

John P. Wareham(1)(4)
Chairman and CEO
Beckman Coulter, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation and Organization Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Member of the Science and Technology Development Committee

CORPORATE LEADERSHIP:

Edward F. Voboril, Chairman of the Board,
President and Chief Executive Officer

Lawrence P. Reinhold
Executive Vice President and Chief Financial Officer

Jose E. Almeida
Executive Vice President and Chief Operating Officer

Larry T. DeAngelo
Senior Vice President, Administration and Secretary

MANUFACTURING FACILITIES:

Alden, New York
Canton, Massachusetts
Carson City, Nevada
Cheektowaga, New York
Clarence, New York
Columbia, Maryland
Minneapolis, Minnesota
Williamsville, New York

WILSON

GREATBATCH

TECHNOLOGIES, INC.

9645 Wehrle Drive

Clarence, New York 14031

716.759.5600

www.greatbatch.com

U.S.A.